Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2026

INTERIM RESULTS

The board (the “Board”) of directors (the “Directors”) of Baozun Inc. (“Baozun” or the “Company”) hereby announces the unaudited condensed consolidated results of the Company and its subsidiaries (the “Group”, “we” or “our”) for the six months ended June 30, 2026 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2025. These unaudited condensed consolidated results have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and have been reviewed by the audit committee of the Company (the “Audit Committee”).

FINANCIAL SUMMARY

•	Total net revenues were RMB5,124.0 million (US$755.2 million) for the Reporting Period, an increase of 11.0% year-over-year.

•	Income from operations was RMB63.7 million (US$9.4 million) for the Reporting Period, compared with loss from operations of RMB93.4 million in the same period of last year. Operating margin was 1.2%, compared with negative 2.0% in the same period of last year.

•	Non-GAAP income from operations2 was RMB82.4 million (US$12.1 million) for the Reporting Period, compared with non-GAAP loss from operations2 of RMB60.8 million in the same period of last year. Non-GAAP operating margin was 1.6% for the Reporting Period, compared with negative 1.3% in the same period of last year.

•	Net income attributable to ordinary shareholders of Baozun was RMB9.6 million (US$1.4 million) for the Reporting Period, compared with net loss attributable to ordinary shareholders of Baozun of RMB97.0 million in the same period of last year.

•	Non-GAAP net income attributable to ordinary shareholders of Baozun3 was RMB26.2 million (US$3.9 million) for the Reporting Period, compared with non-GAAP net loss attributable to ordinary shareholders of Baozun3 of RMB75.2 million in the same period of last year.

•	Basic and diluted net income attributable to ordinary shareholders of Baozun per American Depositary Share (“ADS4”) were both RMB0.16 (US$0.02) for the Reporting Period, compared with both basic and diluted net loss attributable to ordinary shareholders per American Depositary Share RMB1.68 for the same period of last year.

•	Diluted non-GAAP net income attributable to ordinary shareholders of Baozun per ADS5 was RMB0.45 (US$0.06) for the Reporting Period, compared with diluted non-GAAP net loss attributable to ordinary shareholders of RMB1.30 for the same period of last year.

•	Cash, cash equivalents, restricted cash and short-term investments totaled RMB2,899.8 million (US$427.4 million), as of June 30, 2026, compared with RMB2,795.3 million as of December 31, 2025.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.7851 to US$1.00 for the financial figures in relation to the Reporting Period, RMB6.9931 to US$1.00 for the financial figures in relation to the year ended December 31, 2025, and RMB7.1636 to US$1.00 for the financial figures in relation to the six months ended June 30, 2025, being the noon buying rate in effect on June 30, 2026, December 31, 2025 and June 30, 2025, respectively, as set forth in the H.10 Statistical Release of the Federal Reserve Board.

[2]	Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, loss on variance from expected contingent acquisition payment, and cancellation fees of repurchased ADSs.

[3]	Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, gain on acquisition of subsidiaries, fair value gain on derivative liabilities and unrealized investment loss.

[4]	Each ADS represents three Class A ordinary shares.

[5]	Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating diluted net income per ordinary share multiplied by three.

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$[1]
ASSETS
Current assets:
Cash and cash equivalents	907,335	1,193,587	175,913
Restricted cash	140,959	90,831	13,387
Short-term investments (including RMB40,000 and RMB10,000 of the investments measured at fair value as of December 31, 2025 and June 30, 2026)	1,747,032	1,615,332	238,070
Accounts receivable, net of allowance for credit losses of RMB177,770 and RMB175,989 as of December 31, 2025 and June 30, 2026, respectively	2,173,163	2,114,172	311,590
Inventories	879,421	816,620	120,355
Advances to suppliers	366,671	299,629	44,160
Derivative financial assets	6,342	–	–
Prepayments and other current assets	575,984	618,658	91,179
Amounts due from related parties	6,235	3,170	467

Total current assets	6,803,142	6,751,999	995,121

Non-current assets:
Long-term debt investments (including RMB144,873 and RMB141,094 of the investments measured at fair value as of December 31, 2025 and June 30, 2026)	232,213	228,375	33,658
Long-term equity investments	256,406	243,269	35,853
Property and equipment, net	758,703	735,606	108,415
Intangible assets, net	322,924	309,862	45,668
Land use right, net	36,413	42,984	6,335
Operating lease right-of-use assets	651,660	579,384	85,391
Goodwill	274,326	274,326	40,431
Other non-current assets	71,075	127,123	18,736
Deferred tax assets	284,254	278,109	40,988

Total non-current assets	2,887,974	2,819,038	415,475

TOTAL ASSETS	9,691,116	9,571,037	1,410,596

	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$[1]
LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	1,207,773	1,238,975	182,602
Accounts payable	466,081	453,427	66,827
Notes payable	335,171	235,386	34,692
Income tax payables	35,506	41,800	6,161
Accrued expenses and other current liabilities	1,359,389	1,363,441	200,946
Amounts due to related parties	1,532	1,343	198
Current operating lease liabilities	239,712	220,180	32,451

Total current liabilities	3,645,164	3,554,552	523,877

Non-current liabilities:
Deferred tax liabilities	22,981	19,759	2,912
Long-term operating lease liabilities	489,598	427,260	62,970
Other non-current liabilities	41,781	54,404	8,018

Total non-current liabilities	554,360	501,423	73,900

TOTAL LIABILITIES	4,199,524	4,055,975	597,777

The accompanying notes are an integral part of these condensed consolidated financial statements.

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$[1]
Redeemable non-controlling interests	57,619	61,831	9,113

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 174,284,503 and 174,284,503 shares issued, and 161,015,878 and 161,122,226 shares outstanding, as of December 31, 2025, and June 30, 2026, respectively)	93	93	14
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2025 and June 30, 2026)	8	8	1
Additional paid-in capital	4,639,555	4,647,628	684,976
Treasury shares (13,268,625 and 13,162,277 shares as of December 31, 2025 and June 30, 2026, respectively)	(90,643)	(89,917)	(13,252)
Accumulated deficit	(933,885)	(924,324)	(136,230)
Accumulated other comprehensive income	27,491	4,563	673

Total Baozun Inc. shareholders’ equity	3,642,619	3,638,051	536,182

Non-controlling interests	1,791,354	1,815,180	267,524

Total Shareholders’ equity	5,433,973	5,453,231	803,706

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY	9,691,116	9,571,037	1,410,596

The accompanying notes are an integral part of these condensed consolidated financial statements.

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$[1]
Net revenues
Product sales	1,803,389	2,070,580	305,166
Services (including related party revenues of RMB8,663 and RMB5,532 for the six months ended June 30, 2025 and 2026, respectively)	2,813,632	3,053,452	450,023

Total net revenues	4,617,021	5,124,032	755,189

Operating expenses:
Cost of products	(1,258,678)	(1,377,617)	(203,036)
Fulfillment	(1,130,482)	(1,068,661)	(157,501)
Sales and marketing	(1,738,197)	(2,070,528)	(305,158)
Technology and content	(231,130)	(238,974)	(35,220)
General and administrative	(394,862)	(339,269)	(50,002)
Other operating income, net	42,960	34,683	5,112

Total operating expenses	(4,710,389)	(5,060,366)	(745,805)

(Loss) income from operations	(93,368)	63,666	9,384

Other income (expenses):
Interest income	22,252	29,912	4,408
Interest expense	(24,309)	(17,844)	(2,630)
Unrealized investment income (loss)	8,375	(4,632)	(683)
Exchange income	7,710	2,631	388
Fair value change on financial instruments	(9,143)	1,759	259

(Loss) income before income tax and share of income in equity method investment	(88,483)	75,492	11,126
Income tax expense	(6,947)	(35,198)	(5,188)
Share of income in equity method investment, net of tax of nil	2,708	1,733	255

Net (loss) income	(92,722)	42,027	6,193

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$[1]
Net loss (income) attributable to non-controlling interests	10,059	(23,893)	(3,521)
Net income attributable to redeemable non-controlling interests	(14,375)	(8,573)	(1,264)

Net (loss) income attributable to ordinary shareholders of Baozun Inc.	(97,038)	9,561	1,408

Net (loss) income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.56)	0.05	0.01
Diluted	(0.56)	0.05	0.01

Net (loss) income per American depositary shares (“ADS”) attributable to ordinary shareholders of Baozun Inc.:
Basic	(1.68)	0.16	0.02
Diluted	(1.68)	0.16	0.02

The accompanying notes are an integral part of these condensed consolidated financial statements.

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$[1]
Net (loss) income	(92,722)	42,027	6,193
Other comprehensive income (loss), net of tax of nil: Foreign currency translation adjustment	(21,722)	(22,928)	(3,379)

Comprehensive (loss) income	(114,444)	19,099	2,814

Total comprehensive loss (income) attributable to non-controlling interests	10,059	(23,893)	(3,521)
Total comprehensive income attributable to redeemable non-controlling interests	(14,375)	(8,573)	(1,264)

Total comprehensive loss attributable to ordinary shareholders of Baozun Inc.	(118,760)	(13,367)	(1,971)

The accompanying notes are an integral part of these condensed consolidated financial statements.

BAOZUN INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 2025 and 2026

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Baozun Inc. (the “Company”) was incorporated under the laws of Cayman Islands on December 17, 2013. The Company, its subsidiaries and its variable interest entity (the “VIE”) (collectively referred to as the “Group”) are principally engaged to provide its customers with end-to-end e-commerce solutions including but not limited to the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment, as well as the holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment.

As of June 30, 2026, the Company’s major subsidiaries and VIE which, in the opinion of the directors of the Company, principally affected the results, assets or liabilities of the Group are as follows:

	Date of Incorporation/ Acquisition	Place of Incorporation and legal status/Operation	Issued share capital/Paid in capital		Legal ownership
Subsidiaries:
Baozun Hong Kong Holding Limited	10-Jan-2014	Hong Kong	HKD	10,000	100%
Shanghai Baozun E-commerce Limited (“Shanghai Baozun”)	11-Nov-2003	PRC/wholly foreign owned enterprise	RMB	1,800,000,000	100%
Shanghai Bodao E-commerce Limited	30-Mar-2010	PRC/limited liability company	RMB	10,000,000	100%
Shanghai Yingsai Advertisement Limited	30-Mar-2010	PRC/limited liability company	RMB	8,648,649	100%
Baozun Hongkong Limited	11-Sep-2013	Hong Kong	HKD	10,000,000	100%
Shanghai Fengbo E-commerce Limited	29-Dec-2011	PRC/limited liability company	RMB	10,000,000	100%
Baozun Hongkong Investment Limited	21-July-2015	Hong Kong	HKD	100,000	100%
Baotong Inc.	19-Jun-2019	Cayman	USD	10,681.32	63%
Baotong Hong Kong Holding Limited	5-May-2016	Hong Kong	HKD	10,000	63%
Baotong E-logistics Technology	27-Mar-2017	PRC/wholly foreign	RMB	260,252,000	63%
(Suzhou) Limited		owned enterprise
Baozun Brand Management Limited	07-Oct-2022	Hong Kong	RMB	100,000,000	100%
White Horse Hongkong Holding Limited	08-Nov-2022	Hong Kong	RMB	10,000,000	100%
Gaipu (Shanghai) Commercial Co., Ltd. (“Gap Shanghai”)	31-Jan-2023	PRC/wholly foreign owned enterprise	USD	257,551,995	100%

VIE:
Shanghai Zunyi Business Consulting Ltd. (“Shanghai Zunyi”)	31-Dec-2010	PRC/variable interest entity	RMB	50,000,000	N/A

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The unaudited condensed consolidated financial statements of the Company are prepared and presented in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and note disclosures normally included in the consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and notes thereto included in the Company’s audited consolidated financial statements for the year ended December 31, 2025. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results for the full year.

In the opinion of the management, the unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The condensed consolidated financial statements have been prepared in accordance with the same accounting policies adopted in the 2025 annual financial statements, except for the adoption of accounting pronouncement set out in Note 2(c). The financial statements as of December 31, 2025 presented in the unaudited condensed consolidated financial statements are derived from the audited consolidated financial statements for the year ended December 31, 2025.

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, including the VIE incorporated in PRC over which the Company is the primary beneficiary for accounting purposes only. All transactions and balances among the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

A consolidated subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

(c)	Recently adopted accounting pronouncements

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provides the option to elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on these assets. ASU 2025-05 is effective for the Company from January 1, 2026, with early adoption permitted. The Company adopted this standard on January 1, 2026, and elected to adopt the practical expedient prospectively. Such adoption did not have a material impact on the financial statements.

3.	REVENUE

For the six months ended June 30, 2025 and 2026, substantially all of the Group’s revenues were generated in the PRC. Certain prior period disclosures are adjusted to conform to current period presentation. The disaggregated revenues by types, segments and the timing of transfer of goods or services were as follows:

(i)	Disaggregation of revenues

	For the six months ended June 30,
	2025	2026
	RMB	RMB
Product sales derived from:
– E-Commerce, at point of time	1,021,819	1,051,109
– Brand Management, at point of time	782,713	1,022,919
– Inter-segment elimination	(1,143)	(3,448)

Total product sales	1,803,389	2,070,580

Service revenue derived from:
– E-Commerce, over time	2,838,969	3,089,039
– E-Commerce, at point of time	48,060	48,949

Total E-Commerce service revenue	2,887,029	3,137,988

– Brand Management, over time	2,989	515
– Inter-segment elimination	(76,386)	(85,051)

Total service revenue	2,813,632	3,053,452

Total revenue	4,617,021	5,124,032

(ii)	Service revenue by type

	For the six months
	ended June 30,
	2025	2026
	RMB	RMB
– Online store operations	889,528	937,076
– Warehousing and fulfillment	984,789	941,257
– Digital marketing and IT solutions	1,015,701	1,260,170
– Inter-segment eliminations	(76,386)	(85,051)

Total revenues from services	2,813,632	3,053,452

(iii)	Contract liabilities

The movement of the contract liabilities, which primarily consist of advances from customers for the six months ended June 30, 2026 were as follows:

Advances from
Customers
Opening balance as of January 1, 2026	187,983
Net increase	48,429

Ending balance as of June 30, 2026	236,412

Contract liabilities are presented in “Accrued expenses and other current liabilities” in the consolidated balance sheet.

Revenues amounted to RMB166,075 and RMB179,789 were recognized in the six months ended June 30, 2025 and 2026, respectively, that were included in the balance of contract liabilities at the beginning of the respective period.

4.	NET (LOSS) INCOME PER SHARE

Basic and diluted net income (loss) per share for each of the periods presented are calculated as follows:

	For the six months ended June 30,
	2025	2026
	RMB	RMB
Numerator:
Net (loss) income	(92,722)	42,027
Net loss (income) attributable to non-controlling interests	10,059	(23,893)
Net income attributable to redeemable non-controlling interests	(14,375)	(8,573)

Net (loss) income attributable to ordinary shareholders of Baozun Inc.	(97,038)	9,561

Net (loss) income per share attributable to ordinary shareholders of Baozun Inc.
Basic	(0.56)	0.05
Diluted	(0.56)	0.05

Net (loss) income per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.
Basic	(1.68)	0.16
Diluted	(1.68)	0.16

Shares (Denominator):
Weighted average number of ordinary shares
Basic	173,335,650	174,356,662
Diluted	173,335,650	175,643,316

As of June 30, 2025, the Group had 2,050,422 outstanding restricted share units and options, respectively, which were excluded from the calculation of diluted loss per share as their effects would have been anti-dilutive.

As of June 30, 2026, when calculating the diluted income per share, 390,285 restricted share units and options were excluded from the calculation of diluted income per share as their effects would have been anti-dilutive.

5.	INCOME TAX

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands do not impose a withholding tax on payments of dividends to shareholders.

Under the Hong Kong Inland Revenue Ordinance, for the Company’s subsidiaries incorporated in Hong Kong, the profits tax rate is calculated at 16.5% of the estimated assessable profits for the year, except for one subsidiary of the Company which is a qualifying corporation under the two-tiered Profits Tax rate regime. For this subsidiary, the first HK$2 million of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Company’s subsidiaries and VIEs domiciled in the PRC are subject to 25% statutory rate. According to National Tax Letter 2009 No. 203, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. For the six months ended June 30, 2026, three subsidiaries of the Group obtained the HNTE certificate, therefore applied 15% tax rate.

Taxation for other overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Many countries and jurisdictions have enacted new tax laws to implement the Pillar Two model rules published by the Organization for Economic Cooperation and Development (“OECD”) effective from January 1, 2024. The OECD’s Pillar Two initiative introduced a 15% global minimum tax applied on a jurisdiction-by-jurisdiction basis. The Group considers the current impact of the adoption of a global minimum effective tax is not material. The Group continues to monitor regulatory developments, as well as additional guidance from the OECD and continues to evaluate the impact.

As the statutory income tax rate in the Cayman Islands, the country of domicile of the Company, is at 0%, we determine the PRC as the de facto country of domicile and use the statutory income tax rate of the PRC in the rate reconciliation for purpose of applying the income tax disclosure requirements throughout ASC Topic 740 because we have the most significant operations in the PRC.

PRC and foreign income (loss) before taxes are set forth below:

	For the	For the six
	year ended	months ended
	December 31,	June 30,
	2025	2026
	RMB	RMB
PRC	(92,947)	61,168
Other Foreign Jurisdictions	(107,816)	14,324

Total PRC and foreign income (loss) before taxes	(200,763)	75,492

The details of our income tax provision (benefit) are set forth below:

	For the six months
	ended June 30,
	2025	2026
	RMB	RMB
Current tax:
PRC	16,367	30,260
Foreign	(4,851)	2,013

Total current tax	11,516	32,273

Deferred tax:
PRC	(1,724)	2,612
Foreign	(2,845)	313

Total deferred tax	(4,569)	2,925

Total provision for income taxes	6,947	35,198

6.	ACCOUNT RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of
	December 31,	June 30,
	2025	2026
	RMB	RMB
Accounts receivable	2,350,933	2,290,161
Allowance for credit losses:
Balance at beginning of the period	(126,936)	(177,770)
Additions	(59,278)	(3,205)
Reverse	972	–
Exchange loss	7,176	4,639
Write-offs	296	347

Balance at end of the period	(177,770)	(175,989)

Accounts receivable, net	2,173,163	2,114,172

An aging analysis based on accounts receivable on the relevant recognition date is as follows:

	As of
	December 31,	June 30,
	2025	2026
	RMB	RMB
0-3 months	2,015,506	1,878,779
3-6 months	108,953	145,092
6-12 months	28,552	68,249
Over 1 year	197,922	198,041
Accounts receivable, gross	2,350,933	2,290,161

7.	ACCOUNTS AND NOTES PAYABLE

Accounts and notes payable consist of the following:

	As of
	December 31,	June 30,
	2025	2026
	RMB	RMB
Accounts payable	466,081	453,427
Notes payable	335,171	235,386

An aging analysis of accounts payable based on the relevant invoice dates is as follows:

	As of
	December 31,	June 30,
	2025	2026
	RMB	RMB
0-12 months	466,081	453,427
Over 1 year	–	–
Accounts payable, gross	466,081	453,427

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of
	December 31,	June 30,
	2025	2026
	RMB	RMB
0-12 months	335,171	235,386
Over 1 year	–	–
Notes payable, gross	335,171	235,386

8.	SHORT-TERM LOAN

The short-term loans as of December 31, 2025 and June 30, 2026 were as follows:

	As of
	December 31,	June 30,
	2025	2026
	RMB	RMB
Short-term loan
Short-term bank borrowings	1,207,773	1,238,975

Short-term bank borrowings

The Group entered into one-year credit facilities with several Chinese commercial banks that provide revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB3,632,000 for the year ended December 31, 2025 and RMB4,090,000 for the six months ended June 30, 2026, which can only be used to maintain daily operation.

As of December 31, 2025, the Group had utilized credit facilities in amount of RMB1,012,928, RMB128,282 and RMB386,245 by obtaining short-term bank borrowings, issuance of the letters of guarantee and notes payable, respectively. As such, RMB2,104,545 of the credit facilities was available for future borrowing as of December 31, 2025. The credit facilities will expire during the period from January to December 2026.

As of June 30, 2026, the Group had utilized credit facilities in amount of RMB1,070,975, RMB147,057 and RMB217,902 by obtaining short-term bank borrowings, issuance of the letters of guarantee and notes payable, respectively. As such, RMB2,654,066 of the credit facilities was available for future borrowing as of June 30, 2026. The credit facilities will expire during the period from July 2026 to May 2027.

9.	DIVIDEND

The Board did not recommend the distribution of any interim dividend for the six months ended June 30, 2025 and 2026.

10.	ORDINARY SHARES AND TREASURY STOCK

In January 2024, the Company announced a share repurchase plan of up to US$20 million over a 12-month period. For the six months ended June 30, 2025 and 2026, the Company repurchased 1,471,428 and nil shares of treasury stock for a total amount of US$1.4 million and nil, respectively.

For the six months ended June 30, 2025 and 2026, no share options were exercised, 177,900 and 106,348 restricted share units were vested, respectively.

MANAGEMENT DISCUSSION AND ANALYSIS BUSINESS REVIEW

Overview

We are a leading pioneer in the brand e-commerce service industry and a digital commerce enabler in China. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

Recognizing the growing convergence of online and offline commerce, we view this trend as a significant opportunity. Adhering to our vision of “Technology Empowers Future Success”, our advanced technology and operating platforms provide a unified and robust foundation that supports our expanded range of services and markets. In 2023, we expanded our businesses into three business lines – Baozun E-commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI). Our 19 years of expertise and technological advancements in the e-commerce industry have allowed us to rapidly increase our scale and establish deeper relationships with brand partners. Our strategy capitalizes on virtuous cycles and synergies across our business lines. Starting from the first quarter of 2023, we have two operating segments: E-Commerce (encompassing BEC and BZI) and Brand Management (representing BBM).

E-Commerce includes our China and international e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. Brand Management engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands.

Our revenue increased by 11% from RMB4,617.0 million for the six months ended June 30, 2025 to RMB5,124.0 million for the same period in 2026, primarily driven by both of the Group’s two business lines. Our non-GAAP operating income expanded to RMB82.4 million for the six months ended June 30, 2026, compared with non-GAAP operating loss of RMB60.8 million for the same period of 2025, primarily due to enhanced business quality and operating efficiency.

E-Commerce

E-Commerce includes our e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

Our competitive advantages have enabled us to achieve rapid growth in our brand partnerships. We collaborate with global leaders in their respective verticals, including brands like Philips, Nike, and Microsoft. Our ability to help brand partners navigate the challenges arising from the macroeconomy, by leveraging our efficient e-commerce operational capabilities and effective omni-channel solutions, demonstrates the value of our services.

With our deep understanding of the needs of various brands, we are able to offer value propositions that set us apart from other market players.

•	Multi-category, multi-brand capabilities: Our capabilities extend across multiple categories and brands of different types, scales, and stages of development. We possess in-depth industry-specific domain knowledge that spans the entire e-commerce value chain.

•	Full-scope services: We provide integrated one-stop solutions to address all core aspects of e-commerce operations, including IT solutions, online store operations, digital marketing, customer service, and warehousing and fulfilment. Our ability to provide one-stop e-commerce solutions is backed by our proprietary and robust technology stack, including our Cloud-based System that enables efficient setup of official brand stores and official marketplace stores, ROSS that facilitates smooth and efficient online store operations; big data analytics and AI capabilities that drive our efficient and effective digital marketing solutions; customer relationship management, or CRM, that supports attentive real-time pre-sale and post-sale customer services and engagement; and order management system, or OMS, and warehouse management system, or WMS, that enable integrated and reliable multi-category warehousing and fulfillment services. We remain committed to invest in new technologies and infrastructure to provide innovative and reliable solutions to our brand partners.

•	Omni-channel coverage: We help brand partners adapt to and thrive in China’s complex e-commerce ecosystem and evolving e-commerce landscape. We enable brands to integrate online and offline operations. We help brand partners formulate and implement coherent e-commerce strategies, which require holistic performance analysis across channels and balanced tactics for different platforms.

Based on the different needs of our brand partners, we operate under three business models: the distribution model, the service fee model, and the consignment model. We generate product sales revenues primarily through selling the products that we purchase from our brand partners and/ or their authorized distributors to consumers under the distribution model, and derive services revenues primarily through charging brand partners and other customers fees under the service fee model and the consignment model.

In addition to Chinese Mainland, we also have offices in 11 overseas markets, including Hong Kong SAR, Macau SAR, Taiwan Region, Singapore, Malaysia, Philippines, Thailand, Korea, Japan, Vietnam and France.

Our Business Models and Solutions

Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that cater to our brand partners’ unique needs. We leverage our brand partners’ resources and seamlessly integrate with their back-end systems to enable data analytics for the entire transaction value chain, making our services a crucial part of our brand partners’ e-commerce functions.

Our e-commerce capabilities encompass every aspect of the e-commerce value chain, including online store operations, customer service, IT solutions, digital marketing, warehousing, and fulfillment. Depending on each brand partner’s specific needs and the characteristics of its product category, our brand partners utilize one or a blend of our solutions under one or a combination of our business models: the distribution model, the service fee model, and the consignment model.

Operational Highlights of E-Commerce for the Six Months Ended June 30, 2026

During the first six months ended June 30, 2026, service revenue grew by 8.5%, primarily driven by digital marketing and IT solutions.

BEC has become a sustainable cash engine. Through sharper execution and continued cost rigor, BEC is now more agile and consistently profitable. We have moved from pursuing scale to focusing on value-prioritizing margin expansion and reliable cash generation.

Our omnichannel capability remains one of Baozun’s core advantages and a focus for development going forward. We continue to develop our omni-channel capabilities, with a strong focus on emerging channels, such as Douyin and Rednote. We believe leveraging this established network will extend our success across major e-commerce platforms and drive sustained growth.

We also continued to focus on strengthening our bottom line. Across the organization, we are implementing a series of lean initiatives designed to streamline processes, reduce costs, and enhance efficiency. Furthermore, we are expanding the use of Artificial Intelligence tools across a wider range of employees and business scenarios to enhance productivity. These efforts have significantly improved our profitability, with E-Commerce’s non-GAAP operating income expanded to RMB120.0 million for the six months ended June 30, 2026.

Brand Management

Brand Management engages in holistic brand management and serves as an all-rounded partner for global brands to further unlock their business potential in China. BBM offers expertise in strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. BBM targets the mid-end and premium consumer lifestyle brands segment.

Our first key acquisition was the Gap Greater China business. In January 2023, we completed the acquisition of Gaipu (Shanghai) Commercial Co., Ltd. and commenced operating the Gap business in Chinese Mainland, Hong Kong SAR, and Macau SAR. Concurrently, we and The Gap, Inc. established a series of business arrangements under which The Gap, Inc. granted us the exclusive rights to manufacture, market, distribute, and sell Gap products in Greater China, including the ability to localize the offering.

In 2023, Baozun Brand Management Limited acquired 51% equity interest in a special purpose vehicle (the “SPV”) established by ABG Hunter LLC, which holds the relevant intellectual property of Hunter brands in Greater China and Southeast Asia. As of June 30, 2026, the SPV has granted Baozun’s affiliates the right to manufacture, market, distribute and sell Hunter brand products in (i) Greater China and (ii) Singapore, Malaysia, Cambodia, the Philippines, Thailand and Vietnam respectively on an exclusive basis.

Our technologies and insights enable us to forge a sustainable, symbiotic relationship between physical retail and online commerce. We aim to deliver the best-in-class, seamless omni-channel experience by integrating the digital and the physical at scale, and to excel where few have done so in retail. We are evolving into a leading brand management company of iconic brands through a combination of transformative acquisitions and the consistent growth of our brands in China across all channels.

GAP overview

GAP is one of the world’s most recognized lifestyle brands, uplifting and inspiring consumers since 1969. The brand creates iconic style, which builds on its heritage grounded in denim and khakis and comes alive at the intersection of the classic and the new. GAP is an authority on modern American style.

GAP represents a good example for BBM to build its business model and achieve the target of integrating digital technology, retail, and brands. Our current priorities include refining products and merchandizing tactics, enhancing supply chain infrastructures, and upgrading back-end systems, including talents and technologies, to pursue our technology-empowered, China-for-China, and digitalized modern new retail model.

Our key strategic pillars for 2026 focus on merchandising, channel expansion and marketing initiatives for Gap, aimed at building healthy topline momentum while continuing to improve profitability. As of June 30, 2026, we operated 167 offline stores for GAP in Chinese Mainland. While most stores are located in first- and second-tier cities, the brand continues to expand into other high-potential cities across China. We plan to open approximately 50 new stores in 2026 and will further optimize our store structure and locations.

Operational Highlights of Brand Management for the Six Months Ended June 30, 2026

During the first six months ended June 30, 2026, total revenue from BBM increased by 30.3% year-over-year to RMB1,023.4 million. We have 184 offline stores, including 167 GAP stores and 17 stores for other emerging brands under our management at the end of June 2026. Our key strategic pillars for 2026 focus on merchandising, channel expansion and marketing initiatives for Gap, aimed at building healthy topline momentum while continuing to improve profitability.

Merchandising Management

Merchandising remains the core growth engine for GAP. China-for-China product is our core priority. It is essential for us to interpret the GAP’s brand DNA in a way that’s relevant to the Chinese market. Core categories such as denim, sweatshirts, and knitwear continued to anchor performance, supported by selective collaborations that complemented the assortment. For instance, our partnership with the Forbidden City and the Peking Opera, has maintained strong sell-through, showcasing our ability to blend Chinese cultural storytelling with GAP’s global DNA in a commercially effective manner. During the Reporting Period, we collaborated closely with brand ambassadors to create authentic, engaging content that connects with our audience. We also launched seasonal products and limited styling collections aligned with key moments in the retail calendar. These brand ambassador-driven initiatives have boosted social buzz, leading to higher consumer engagement, increased brand visibility, and a stronger brand voice.

Marketing Management

Our strategic marketing initiatives are fundamental to strengthening brand equity, amplifying brand desirability through compelling storytelling and digital engagement. By leveraging multichannel campaigns and targeted collaborations, we effectively enhance customer acquisition and foster lasting brand loyalty in a competitive apparel landscape. These efforts are pivotal in shaping consumer perception, which directly supports sustainable growth and a healthier brand portfolio. Marketing in the first half of 2026 focused on localized campaigns, including our Cheng Yi brand ambassador campaign, alongside the Victoria Beckham collaboration and other global partnerships, strengthening consumer engagement and brand relevance. We also strengthened integrated online and offline campaigns, social content, and experiential formats around key moments including Spring Break, Labor Day, 618, and Summer Sales, driving strong omni-channel momentum. Overall, these efforts continued to strengthen brand positioning while supporting traffic, engagement, and sales.

Retail Management

Offline expansion continues to be a strategic priority for us. With a consumer-centric and retail-oriented strategy, we have successfully improved our competitiveness, store efficiency, and responsiveness to the ever-changing market. During the Reporting Period, we continued to optimize our retail management capabilities.

In the first half of 2026, we opened a total of 11 new GAP stores and 4 stores for other emerging brands, bringing our total store count to 184 by the end of June 2026. Our new stores continue to outperform older locations, driven by better site selection and enhanced visual merchandising. The improved in-store experience and outfit-based presentation have driven a double-digit gain in sales productivity. These early performance indicators are highly encouraging and reinforce our confidence in our store expansion strategy. As a result, we are accelerating our store opening efforts to build on this momentum, and will continue to leverage a hybrid model that combines direct and partnership stores for network expansion, in line with our asset-light approach.

Supply Chain Management

Effective supply chain management is crucial for achieving sustainable growth. We focus on product innovation, quality control, and ensuring the responsiveness and cost-effectiveness of our supply chain. During the Reporting Period, we enhanced our supply chain capabilities to better meet consumer demands. We will continue to develop strategies to enhance the operational efficiency of our supply chain and unlock gross margin opportunities. We believe improving our supply chain efficiencies and managing working capital through the effective use of our infrastructure will enable us to control costs better and provide superior service to our customers.

Talent

We believe that the talent, commitment, and passion of our teams will always be key to our competitive edge. We offer a unique fashion proposition, defined by creativity, innovation, design, and quality. We successfully filled critical positions in a short timeframe. Our new hires are local industry experts with vast experience in both well-known leading multinational corporations and local apparel companies. We believe this will accelerate our business transformation and enhance organizational efficiency.

Overall, Brand Management reached a defining inflection point. After three years of repositioning and localization, our brand management platform and GAP achieved its first quarterly breakeven in the fourth quarter of 2025. This milestone validates the sustainability of our model. Importantly, scale is beginning to translate into tangible operating leverage, marking the transition from turnaround to profitable growth.

PROSPECTS

In 2026, we are transitioning from rebuilding to scaling. Our priority now is to amplify the progress to accelerate in the next three years. We will do this by expanding E-Commerce’s margin, building scale and operating leverage in Brand Management, and deepening the strategic synergies between the two business segments.

We believe that our expertise in technology, applied to brand operations, is central to Baozun’s identity. Regardless of the business models we deploy, our technology and expertise provide a cohesive and robust foundation for our strategy. We recently began piloting AI and automation initiatives within our GAP e-commerce operations to streamline selected processes. The initial results have demonstrated substantial efficiency gains, highlighting the potential to extend these capabilities across the broader BEC ecosystem. With strengthened business fundamentals, we remain focused on executing our plans. With a stronger organization, a proven strategy, and a highly focused execution culture, we are entering this next phase with confidence and momentum.

FINANCIAL REVIEW

Revenue

The Group’s revenue principally derives from product sales and services. The following table sets out the breakdown of revenue during the indicated periods:

	Six months ended June 30,
	2026		2025		Growth
Net Revenues	RMB’000%		RMB’000%		Rate %
Product sales	2,070,580	40.4%	1,803,389	39.1%	14.8%
Services	3,053,452	59.6%	2,813,632	60.9%	8.5%
Total	5,124,032	100.0%	4,617,021	100.0%	11.0%

For the Reporting Period, the total net revenues of the Group were approximately RMB5,124.0 million (US$755.2 million) (June 30, 2025: RMB4,617.0 million), representing an increase of approximately 11.0% as compared with the same period in 2025, mainly driven by both of the Group’s two business lines.

Revenue from product sales

The increase in the revenue from product sales during the Reporting Period as compared with the same period last year was mainly due to the Company’s optimization of its product portfolio in distribution model, especially in the Apparel, health and nutrition sector, as well as by higher sales from the Gap brand, as the Company continued to optimize merchandising plans, channel and marketing initiatives to boost sales. Product sales including product sales from E-Commerce and Brand Management of RMB1,051.1 million and RMB1,022.9 million for the six months ended June 30, 2026, respectively, compared with product sales from E-Commerce and Brand Management of RMB1,021.8 million and RMB782.7 million for the six months ended June 30, 2025.

Revenue from services

The revenue from services increased by RMB239.8 million compared with the same period last year, which was mainly due to an increase of RMB244.5 million from digital marketing and IT solutions.

Cost of Products

Cost of products is incurred under the distribution model. Cost of products consists of the purchase price of products and inbound shipping charges, as well as inventory write-downs. Our cost of products was RMB1,377.6 million (US$203.0 million) for the Reporting Period (June 30, 2025: RMB1,258.7 million). The increase in cost of products during the Reporting Period as compared to the same period last year was mainly attributable to the growth in product sales of both BEC and BBM.

Fulfillment Expenses

Our fulfillment expenses primarily consist of (i) expenses charged by third-party couriers for dispatching and delivering products to consumers, (ii) expenses incurred in operating our fulfillment and customer service center, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, retrieval, packaging and preparing customer orders for shipment, and store operations, (iii) rental expenses of leased warehouses, and (iv) packaging material costs. The fulfilment expenses decreased by 5.5% from RMB1,130.5 million for the six months ended June 30, 2025 to RMB1,068.7 million (US$157.5 million) for the Reporting Period. The decrease was primarily attributable to a decline in E-commerce warehouse and logistics revenue, along with savings in Gap logistics expenses.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, service fees paid to marketplaces, agency fees and costs for promotional materials. The sales and marketing expenses increased by 19.1% from RMB1,738.2 million for the six months ended June 30, 2025 to RMB2,070.5 million (US$305.2 million) for the Reporting Period, primarily attributable to higher revenue contributions from digital marketing services for BEC, as well as increased marketing activities and expenses associated with the expansion of offline stores for BBM during the reporting period.

Technology and Content Expenses

Our technology and content expenses consist primarily of payroll and related expenses for employees in our technology and system department, technology infrastructure expenses, costs associated with the computers, storage and telecommunications infrastructure for internal use and other costs, such as editorial content costs. The technology and content expenses increased by 3.4% from RMB231.1 million for the six months ended June 30, 2025 to RMB239.0 million (US$35.2 million) for the Reporting Period, primarily attributable to the Company’s expanded investments in AI-related projects, partially offset by the Company’s continued efforts to implement cost control and efficiency improvement initiatives.

General and Administrative Expenses

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, provision for allowance for doubtful accounts, professional service and consulting fees and other expenses incurred in connection with general corporate purposes. The general and administrative expenses decreased by 14.1% from RMB394.9 million for the six months ended June 30, 2025 to RMB339.3 million (US$50.0 million) for the Reporting Period. The decrease was primarily due to a write-down of account receivable totaling RMB53.3 million last year.

Other Operating Income (Expenses), Net

Our other operating income mainly consists of cash subsidies received by the subsidiaries of the Group in the PRC from local governments as incentives for conducting business in certain local districts. The other operating income decreased by 19.3% from RMB43.0 million for the six months ended June 30, 2025 to RMB34.7 million (US$5.1 million) for the Reporting Period, primarily attributable to a decrease in government grants.

Other Income (Expenses)

The other income (expenses), net, consist of net interest expenses or income, unrealized investment (loss) gain, fair value change on financial instruments and exchange (loss) gain. For the Reporting Period, other expenses (net) were approximately RMB11.8 million (US$1.7 million), representing an increase of approximately 140.8% from approximately RMB4.9 million for the six months ended June 30, 2025. This increase was primarily attributable to an increase in net interest income.

Income Tax Expense

For the Reporting Period, our income tax expense was RMB35.2 million (US$5.2 million) as compared to RMB6.9 million for the six months ended June 30, 2025, which is primarily attributable to increase in the profits earned by the subsidiaries in Chinese Mainland.

Net Income (loss)

As a result of the above factors, net income of approximately RMB42.0 million (US$6.2 million) for the Reporting Period was recorded, compared to a net loss of RMB92.7 million for the six months ended June 30, 2025.

Current Assets

As of June 30, 2026, the current assets of the Group were approximately RMB6,752.0 million (US$995.1 million), representing a decrease of 0.8% as compared with approximately RMB6,803.1 million as of December 31, 2025. As of June 30, 2026, the current ratio (current assets divided by current liabilities) of the Group was approximately 1.9 times (December 31, 2025: approximately 1.9 times).

Accounts Receivables, net of Allowance for Credit Losses

Our accounts receivables represent receivables from customers. The accounts receivables (net of allowance of credit loss) decreased by 2.8% from RMB2,173.2 million as of December 31, 2025 to RMB2,114.2 million (US$311.6 million) as of June 30, 2026.

Accounts Payable and Notes Payable

Our accounts payables represent payables to suppliers. As of June 30, 2026, accounts payable amounted to approximately RMB453.4 million (US$66.8 million), representing a decrease of approximately 2.7% as compared with approximately RMB466.1 million as of December 31, 2025.

Accrued Expenses and Other Current Liabilities

Other current liabilities primarily consist of logistics expenses accruals, salary and welfare payable as well as marketing expenses accruals.

As of June 30, 2026, accrued expenses and other current liabilities amounted to approximately RMB1,363.4 million (US$200.9 million), representing an increase of approximately 0.3% as compared with approximately RMB1,359.4 million as of December 31, 2025.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operating activities, proceeds from our public offerings and private placements, and short-term bank borrowings.

Cash and Cash Equivalents

Our cash and cash equivalents generally consist of bank deposits denominated in RMB, USD and HKD. Bank deposits carry interest at market rates which range from 0% to 6.25% per annum. Our cash and cash equivalents, restricted cash and short-term investment amounted to approximately RMB1,193.6 million (US$175.9 million), RMB90.8 million (US$13.4 million), and RMB1,615.3 million (US$238.1 million) as of June 30, 2026 (December 31, 2025: RMB907.3 million, RMB141.0 million, and RMB1,747.0 million). The cash position remains stable for the Reporting Period and the same period last year.

Short-term Loan

As of June 30, 2026, we had short-term loan of approximately RMB1,239.0 million (US$182.6 million) (December 31, 2025: RMB1,207.8 million).

For the Reporting Period, the effective interest rates of the Group’s short-term bank borrowings ranged from 2.1% to 2.9% (December 31, 2025: 2.2% to 2.9%).

Pledge of Assets

As of June 30, 2026, we had RMB184.3 million bank deposits pledged to secure RMB168.0 million outstanding bank borrowing.

Gearing Ratio

The calculation of gearing ratio is based on total liabilities at the end of the period divided by total equity for the period and multiplied by 100.0%. The gearing ratio as of December 31, 2025 and June 30, 2026 were 0.77 and 0.74, respectively.

Contingent Liabilities and Commitments

As of June 30, 2026, the Group did not have any material contingent liabilities or commitments.

Concentration of Credit Risks

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, and amounts due from related parties.

We had cash and cash equivalents of RMB1,193.6 million (US$175.9 million) and RMB907.3 million, restricted cash of RMB90.8 million (US$13.4 million) and RMB141.0 million, short-term investments of RMB1,615.3 million (US$238.1 million) and RMB1,747.0 million as of June 30, 2026 and December 31, 2025, respectively. All of the Group’s cash and cash equivalents, restricted cash, and short-term investments were held by major financial institutions located in the PRC, Hong Kong SAR, Japan and Taiwan Region which management believes are of high credit quality.

We had accounts receivables, net of allowance for credit losses, of RMB2,114.2 million (US$311.6 million) and RMB2,173.2 million and amounts due from related parties of RMB3.2 million (US$0.5 million) and RMB6.2 million as of June 30, 2026 and December 31, 2025, respectively. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Exchange Risk

The Group is exposed to foreign exchange risk primarily from purchases of goods or services which give rise to payables that are denominated in a foreign currency. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by The People’s Bank of China. Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. During the Reporting Period, the Group had deployed certain financial instruments for mitigating its exposures towards foreign currency risk. The Group will continue to keep track of the foreign exchange risk and take prudent measures to mitigate exchange risk, and take appropriate action where necessary.

SIGNIFICANT INVESTMENT HELD, MATERIAL ACQUISITIONS AND DISPOSALS

As of June 30, 2026, there were no significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2026) held by the Group. During the Reporting Period, there were no material acquisitions and disposals of subsidiaries, associates or joint ventures.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

The Group had not executed any agreement in respect of material investment or capital asset and did not have any other plans relating to material investment or capital asset as of the date of this announcement. However, as China e-commerce and retail market evolves, if any potential investment opportunity arises in the coming future, the Group will perform feasibility studies and prepare implementation plans to consider whether it is beneficial to the Group and our shareholders as a whole.

EMPLOYEES AND REMUNERATION POLICY

As of June 30, 2026, the Group had 6,626 full-time employees, compared with 6,960 as of December 31, 2025. The decrease in full-time employees was mainly due to the Company’s efficiency enhancement and cost control initiatives.

Our success depends on our ability to attract, retain and motivate qualified personnel. Most of our senior management team members possess overseas or top-tier educational backgrounds, strong IT capabilities, deep industry knowledge and extensive experience working with brand partners. In addition, our brand management team is comprised of personnel who connect well culturally with brands. We have fostered a corporate culture that encourages teamwork, effectiveness, self-development and a strong commitment to providing superior services to our brand partners. We typically remunerate our employees with cash compensation and benefits, we may also grant our employees with share options and RSUs under our share incentive plans. We usually enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically extends for up to two years after the termination of employment, during which we compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We have established comprehensive training programs, including orientation programs and on-the-job training, to enhance performance and service quality. Our orientation programs cover such topics as our corporate culture, business ethics, e-commerce workflows and services. Our on-the-job training includes training of business English and business presentation, management training camp for junior managers and customer service agent career development programs.

SUBSEQUENT EVENTS

Save as disclosed in this announcement, no events have occurred between June 30, 2026 and up to the date of this announcement that may have a material impact on the Group’s operating and financial performance.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our shareholders. The Group has adopted the code provisions in Part 2 of the Corporate Governance Code (the “CG Code”) as set out in Appendix C1 to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) as its own code of corporate governance.

Save for the deviation for reasons set out below, during the Reporting Period, the Group has complied with the CG Code.

Pursuant to code provision C.2.1 of the CG Code, the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. However, we do not have a separate chairman and chief executive officer and Mr. Qiu is performing these two roles. Mr. Qiu is responsible for the overall management, operation and strategic development of the Group and has been instrumental to our growth and business operation as the founder of the Group. Taking into account the continuation of management and the implementation of our business strategies, the Directors (including the independent Directors) consider that vesting the roles of the chairman and the chief executive officer in the same person would allow the Company to be more effective and efficient in developing business strategies and executing business plans. The existing arrangements are beneficial to the business prospect and management of the Group and are in the interests of the Company and the Shareholders as a whole. The balance of power and authority is ensured by the operation of the senior management and the Board, both of which comprises experienced and high-calibre individuals. The Board will regularly review the effectiveness of this structure to ensure that it is appropriate to the Group’s circumstances.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules as a code of conduct for securities transactions by the Directors during the Reporting Period.

Having made specific enquiry to all the Directors, all the Directors confirmed that they have strictly complied with the required standards set out in the Model Code during the Reporting Period.

The Board has also adopted the Model Code to regulate all dealings by relevant employees, including any employee or a director or employee of a subsidiary or holding company, who, because of his/her office or employment, are likely to be in possession of unpublished inside information of the Company in respect of securities in the Company. No incident of non-compliance with the Model Code by the Company’s relevant employees has been noted during the Reporting Period after making reasonable enquiry.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s listed securities (including sale of treasury shares) during the Reporting Period.

As of June 30, 2026, (i) 13,162,277 treasury shares represented by approximately 4,387,425 ADSs being repurchased were held by the Company, which may be resold on the open market at prevailing market price to raise funds for the Company, or transferred or used for other purposes such as implementing plans under Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, depending on market conditions and in accordance with applicable laws, rules and regulations; and (ii) there were no shares repurchased by the Company pending cancellation.

REVIEW OF INTERIM RESULTS

The Company has established an audit committee (the “Audit Committee”) in compliance with the Listing Rules. The Audit Committee has reviewed the unaudited interim financial results for the Reporting Period and considers that the unaudited interim financial results are in compliance with the relevant accounting standards, rules and regulations and appropriate disclosures have been duly made.

In addition, the Company’s independent auditor, KPMG, has reviewed our unaudited condensed consolidated financial statements for the Reporting Period in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants.

INTERIM DIVIDEND

The Board has resolved not to recommend the distribution of an interim dividend for the Reporting Period (2025: Nil).

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun, and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income (loss) from operations is income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, and cancellation fees of repurchased ADSs. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, cancellation fees of repurchased ADSs, fair value change on financial instruments, other-than-temporary impairment of equity method investments, (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss (gain). Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun is net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, cancellation fees of repurchased ADSs, fair value change on financial instruments, other-than-temporary impairment of equity method investments, loss (gain) on disposal/ acquisition of subsidiaries, and unrealized investment loss (gain). Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three, as each ADS represents three of our Class A ordinary shares.

We present the non-GAAP financial measures because they are also used by our management to evaluate our operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS enable our management to assess our operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss. Such items are non-cash expenses that are not directly related to our business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units we grant under share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. Unrealized investment loss represents non-cash expenses associated with the change in fair value of the equity investments. We believe that, by excluding such non-cash items, the non-GAAP financial measures help identify the trends underlying our core operating results that could otherwise be distorted. As such, we believe that the non-GAAP financial measures facilitate investors’ assessment of our operating performance, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is that they do not reflect all items of income (loss) and expense that affect our operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, net income (loss), net income (loss) attributable to ordinary shareholders of Baozun, net income (loss) attributable to ordinary shareholders of Baozun per ADS, or other financial measures prepared in accordance with U.S. GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest

U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

A reconciliation of these non-GAAP financial measures to the nearest U.S. GAAP performance measures is provided below:

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
(Loss) income from operations	(93,368)	63,666	9,384
Add: Share-based compensation expenses	16,790	4,438	654
Amortization of intangible assets resulting from business acquisition	15,802	14,270	2,103

Non-GAAP (loss) income from operations	(60,776)	82,374	12,141

Net (loss) income	(92,722)	42,027	6,193
Add: Share-based compensation expenses	16,790	4,438	654
Amortization of intangible assets resulting from business acquisition	15,802	14,270	2,103
Unrealized investment (gain) loss	(8,375)	4,632	683
Less: Tax effect of amortization of intangible assets resulting from business acquisition(1)	(3,604)	(3,222)	(475)

Non-GAAP net (loss) income	(64,455)	62,145	9,158

Net (loss) income attributable to ordinary shareholders of Baozun Inc.	(97,038)	9,561	1,408
Add: Share-based compensation expenses	16,790	4,438	654
Amortization of intangible assets resulting from business acquisition	11,056	9,586	1,413
Unrealized investment (gain) loss	(8,375)	4,632	683
Less: Tax effect of amortization of intangible assets resulting from business acquisition(1)	(2,418)	(2,051)	(302)

Non-GAAP net (loss) income attributable to ordinary shareholders of Baozun Inc.	(75,163)	26,166	3,856

Diluted non-GAAP net (loss) income attributable to ordinary shareholders of Baozun Inc. per ADS:	(1.30)	0.45	0.06
Weighted average shares used in calculating diluted net (loss) income per ordinary share	173,335,650	175,643,316	175,643,316

(1) The Company evaluated the non-GAAP adjustment items and concluded that these items have immaterial income tax effects except for amortization of intangible assets resulting from business acquisition.

PUBLICATION OF INTERIM RESULTS AND 2026 INTERIM REPORT

This announcement is published on the websites of the Company (http://ir.baozun.com) and the Hong Kong Stock Exchange (http://www.hkexnews.hk). The 2026 interim report will be made available on the websites of the Company and the Hong Kong Stock Exchange as and when appropriate.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, August 27, 2026

As of the date of this announcement, the Board comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Dr. Jun Wang and Ms. Bin Yu as the Directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as the independent Directors.

This announcement contains forward-looking statements relating to the business outlook, estimates of financial performance, forecast business plans and growth strategies of the Group. These forward-looking statements are based on information currently available to the Group and are stated herein on the basis of the outlook at the time of this announcement. They are based on certain expectations, assumptions and premises, some of which are subjective or beyond our control. These forward-looking statements may prove to be incorrect and may not be realized in the future. Underlying these forward-looking statements are a lot of risks and uncertainties. In light of the risks and uncertainties, the inclusion of forward-looking statements in this announcement should not be regarded as representations by the Board or the Company that the plans and objectives will be achieved, and investors should not place undue reliance on such statements.

*            for identification purposes only